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                             FOR IMMEDIATE RELEASE

MEDIA CONTACT:
Burlington Northern Inc.       Santa Fe Pacific Corp.  Abernathy MacGregor
Jim Sabourin                   Catherine Westphal      Scanlon
(817) 333-1428                 (708) 995-6273          Joele Frank

                                                       (212) 371-5999
  BURLINGTON NORTHERN AND SANTA FE PACIFIC COMMENCE TENDER OFFERS FOR SANTA FE
                            SHARES AT $20 PER SHARE

  FT. WORTH, TEXAS AND SCHAUMBURG, ILLINOIS, DECEMBER 23, 1994--Burlington Northern Inc. and Santa Fe Pacific Corporation announced today that they had commenced a joint tender offer for up to 63 million shares of Santa Fe common stock at a price of $20 per share in cash.

  The offer is scheduled to expire at 12:00 midnight EST on Monday, January 30, 1995. The offer is being made pursuant to a previously announced merger agreement between BNI and Santa Fe.

  BNI and Santa Fe said that the tender offer will be made only by an offer to purchase and other offering documents, copies of which are being filed today with the Securities and Exchange Commission and mailed to Santa Fe's stockholders.

  Goldman, Sachs & Co. and Lazard Freres & Co. are dealer managers for the offer and D.F. King & Co., Inc., MacKenzie Partners, Inc. and Kissel-Blake Inc. are the information agents.